[MITTAL LOGO]


                                  NEWS RELEASE

For immediate release

          MITTAL STEEL COMPANY N.V. REPORTS FIRST QUARTER 2005 RESULTS


Rotterdam, 26 April 2005 - Mittal Steel Company N.V., ("Mittal Steel" or "the Company") the world's largest and most global steel company, today announced results for the first quarter ended March 31, 2005.

Highlights 3 months ended March 31, 2005:

                                                   % Increases 1Q 2005 v 1Q 2004
                                                   -----------------------------
o  Shipments:                 10.4 million tons                +3%
o  Sales:                     US$6.4 billion                   +55%
o  Operating income:          US$1.7 billion                  +115%
o  Net income:                US$1.1 billion                  +113%



The above numbers do not include results of International Steel Group ("ISG"), which was merged with the Company on April 15, 2005.




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



                   FIRST QUARTER 2005 EARNINGS CONFERENCE CALL

Lakshmi N. Mittal, Chairman and Chief Executive Officer, and Aditya Mittal, President and Chief Financial Officer, will host a conference call for members of the investment community to discuss the Company's financial results and general business operations at 9:30 AM New York Time / 2:30 PM London time today. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

                          Date: Tuesday, April 26, 2005
                Time: 9:30 AM New York Time / 2:30 PM London Time
               Dial-In Number from within the U.S.: 1-877-780-2271
             Dial-In Number from outside the U.S.: 001-973-582-2737

For individuals unable to participate in the conference call, a telephone replay will be available from 1:00 PM New York Time / 6:00 PM London Time on April 26, 2005 until midnight / 5:00 AM London Time on May 4, 2005 at:

               Replay Number from within the U.S.: 1-877-519-4471
              Replay Number from outside the U.S.: 001-973-341-3080
                                Passcode: 5993767

A webcast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. RealPlayer or Windows Media Player will be required in order to access the webcast.







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





                        MITTAL STEEL COMPANY N.V. REPORTS
                           FIRST QUARTER 2005 RESULTS

Mittal Steel Company N.V. (NYSE: MT; AEX: MT), reported net income for the quarter ended March 31, 2005 of $1.1 billion or $1.78 per share, as compared to net income of $1.6 billion or $2.42 for the quarter ended December 31, 2004 and $539 million or $0.83 per share for the quarter ended March 31, 2004.

Consolidated sales and operating income for the first quarter 2005 were $6.4 billion and $1.7 billion, respectively, compared to $6.2 billion and $1.7 billion, for the fourth quarter 2004 and compared to $4.1 billion and $799 million for the first quarter 2004.

Total steel shipments for the first quarter 2005 were 10.4 million tons as compared to 10.1 million tons for both the fourth and first quarters of 2004.

This is Mittal Steel's first earnings release after the completion of the merger with International Steel Group on April 15, 2005. ISG's financial results will be consolidated as from the second quarter 2005.

On a pro forma basis Mittal Steel Company NV including ISG, achieved shipments of 14.3 million tons, sales of $9.1 billion, operating income of $2.0 billion and net income of $1.3 billion or $1.88 per share for the first quarter of 2005. All pro forma numbers do not include any purchase accounting adjustments.

Analysis of operations

Mittal Steel's consolidated financial statements for the first quarter 2005 include the results of Mittal Steel Poland (formerly known as Ispat Polska) for the full quarter. The 2004 first quarter consolidated financial statements only included Mittal Steel Poland results from March 5, 2004, the date of its acquisition by Mittal Steel. Due to this, the comparison with 2004 results may not be entirely meaningful.

Average price realization in the first quarter of 2005 remained flat as compared to the fourth quarter of 2004 and improved by 53% as compared to the first quarter of 2004.

Total steel shipments in first quarter 2005 were higher by 3% as compared to the fourth quarter 2004, and first quarter 2004.

Due to the increases in the cost of key inputs, such as iron ore, electricity, natural gas and transportation, cost of goods sold per ton during the first quarter 2005 was higher by 5% as compared to the fourth quarter of 2004 and by 39% compared to the first quarter of 2004.

Selling, general and administrative expenses in the first quarter of 2005 decreased by 14% as compared to the fourth quarter of 2004 and increased by 71% as compared to the first quarter 2004.

Operating income in the first quarter of 2005 remained flat at $1.7 billion as compared to fourth quarter 2004, and $799 million in first quarter 2004, an increase of 115% largely due to higher gross margins.

Net interest expenses at Mittal Steel in the first quarter of 2005 decreased to $33 million as compared to $50 million in the fourth quarter of 2004 and $48 million for the first quarter of 2004, primarily due to lower outstanding debt.

Mittal Steel's consolidated income tax expense for the first quarter 2005 amounted to $397 million as compared to $2 million in the fourth quarter in 2004, which included a deferred tax benefit of $375 million due to release of certain tax valuation allowance (FAS 109) in certain subsidiaries owing to improvement in outlook. The effective tax rate for the first quarter 2005 was 23% as compared to 21% for the first quarter of 2004.

Net income for the first quarter 2005 was $1.1 billion as compared to $1.6 billion for the fourth quarter 2004, (which had included a one time other income of $109 million and deferred tax benefit of $375 million), and as compared to $539 million for the first quarter of 2004 owing to the reasons discussed above.


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


Americas

Total steel shipments of the Americas region were 3.0 million tons in the first quarter 2005, as compared to 2.8 million tons for the fourth quarter 2004 and
3.1 million tons in the first quarter 2004.

Sales were higher at $1.9 billion in the first quarter 2005 as compared to $1.8 billion for the fourth quarter of 2004 and as compared to $1.3 billion for the first quarter of 2004.

The operating income was higher at $568 million for the first quarter 2005 as compared to $483 million for the fourth quarter of 2004 and as compared to $149 million for the first quarter of 2004, due to higher gross margins.

Europe

Total steel shipments of the European region were 4.6 million tons in the first quarter 2005, as compared to 4.5 million tons for the fourth quarter 2004 and
3.9 million for the first quarter 2004.

Sales were higher at $3.0 billion in the first quarter 2005, as compared to $2.8 billion for the fourth quarter of 2004, and $1.6 billon for the first quarter 2004.

The operating income was higher at $492 million for the first quarter 2005 as compared to $480 million for the fourth quarter of 2004, and compared to $174 million for the first quarter 2004.

Rest of World

Total steel shipments of the Rest of World region remained flat at 2.8 million tons in the first quarter 2005 and fourth quarter 2004. Total steel shipments in the first quarter 2004 were 3.1 million tons.

Sales were lower at $2.0 billion in the first quarter 2005, as compared to $2.2 billion in the fourth quarter of 2004 and higher as compared to $1.6 billion for the first quarter 2004.

The operating income was lower at $632 million for the first quarter 2005, as compared to $688 million for the fourth quarter of 2004, and higher as compared to $443 million for the first quarter 2004.

On February 17, 2005 there was a fire at Mittal Steel Temirtau plant (formerly known as Ispat Karmet) within the cable gallery at the Hot Rolling Mill damaging cables and electrical panels/equipments. As a result there was a stoppage of Hot Rolled production and subsequent stoppage of rolling mills for want of feed materials. Hot Roll production restarted from April 11, 2005.

(The above regional analysis does not include inter company eliminations).

Liquidity

The Company's liquidity remains strong. At March 31, 2005, the Company's cash and cash equivalents including restricted cash were $2.7 billion as compared to $2.6 billion at December 31, 2004. In addition, the Company's operating subsidiaries had un-availed borrowing limits of $1.3 billion as at March 31, 2005(1).

Total debt at March 31, 2005 which includes long-term debt, short term debt, loan from shareholder and including dividend payable, as well as borrowings under working capital credit facilities, was $3.3 billion, as compared to $3.6 billion at December 31, 2004.

Net debt (which is total debt as described above, less cash and cash equivalents, restricted cash and short-term investments) was $520 million at March 31, 2005, reduced from $996 million at December 31, 2004.

During the first quarter of 2005, working capital increased by $628 million, mainly due to increased trade receivables, inventories and other current assets.


----------------------
1 Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable.


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

Capital expenditures during the first quarter 2005 were $205 million as compared to $376 million for the fourth quarter 2004 and $100 million for the first quarter 2004.

Depreciation during the first quarter 2005 was $163 million as compared to $141 million for the fourth quarter 2004 and $128 million for the first quarter 2004.

On a pro forma basis net debt of Mittal Steel Company NV including ISG as at March 31, 2005 was $2.9 billion.

Recent Developments

On January 14, 2005, Mittal Steel signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., or Valin, a listed subsidiary of the Valin Group. Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from the Valin Group at a price of Renminbi, or RMB, 3.96 per share, for a total consideration of RMB 2,599 million, approximately $314 million. The consideration is subject to adjustment based on the net asset value of Valin as at December 31, 2004. Subject to the receipt of all necessary approvals and waivers from the regulatory authorities in the Peoples Republic of China, the transaction is expected to close by the end of the year.

In January 2005, Mittal Steel announced that its Polish subsidiary, Mittal Steel Poland has successfully signed agreements for the modernization of its wire rod mill in Sosnowiec, and the installation of a color coating line in Swietochlowice. These investments form part of the Euro 497 million capital expenditure program as agreed under the terms of the privatization agreement for Mittal Steel Poland, signed between Mittal Steel and the Polish Ministry of State Treasury. These are two of four key investments, which are to be implemented before the end of 2006.

On January 21, 2005, Mittal Steel mandated ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and HSBC Bank plc (as Mandated Lead Arrangers and Bookrunners) and CSFB and UBS Limited (as Mandated Lead Arrangers) to arrange a $3.2 billion unsecured revolving credit facility ("the Facility"). The Facility has a maturity of 5 years and the interest margin is based on a rating grid.

On April 8, 2005 Mittal Steel Company announced its intention to merge its Central and Eastern European Operations with its Western European Operations to form one unified European business structure. This new structure will help Mittal Steel to build on its existing position as Europe's second largest steel producer. On the same day, Mittal Steel Company announced global managerial changes across Mittal Steel's various Business Units. These include appointment of new Chief Operating Officers at the Mittal Steel Temirtau, Mittal Steel Lazaro Cardenas (formerly known as Ispat Mexicana), and Mittal Steel Point Lisas (formerly known as Caribbean Ispat) and for the combined European operations, new Chief Executive Officers at Mittal Steel Galati (formerly known as Ispat Sidex) and Mittal Steel Ostrava (formerly known as Ispat Nova Hut) as well as appointment of a new Corporate Director for Operations and Maintenance. Further, Mr. Roeland Baan, the Chief Executive Officer for the erstwhile Central Eastern European operations, was appointed as the Chief Executive Officer of the combined European operations.

On April 15, 2005, Mittal Steel Company announced the completion of the ISG merger and also announced management organization for Mittal Steel USA, including Mr. Louis Schorsch as its new Chief Executive Officer.

On April 18, 2005, Standard & Poor's Ratings Services raised its long-term corporate credit rating on Mittal Steel Company to 'BBB+' from 'BBB'. At the same time, the long-term corporate credit and senior secured debt ratings on Ispat Inland Inc. (Ispat Inland) were raised to 'BBB' from 'BBB-' and remain on credit watch with positive implications.

On April 20, 2005 Moody's affirmed the Company's debt rating (senior implied rating at 'Baa3') and upgraded ISG's unsecured debt ratings to 'Ba2' following completion of the merger between Mittal Steel Company and ISG.

Dividend payable of $1.375 billion as at March 31, 2005 has since been paid in full.



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

Outlook for second quarter 2005.

Due to higher costs, on similar prices but lower volumes, the operating income per ton in the second quarter 2005 as compared to the first quarter 2005 is estimated to be lower by $25-$30 per ton.



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



Statements in this press release that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations, and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (6) availability and cost of raw materials, energy and transportation; (7) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (8) Mittal Steel's ability to integrate recently acquired companies; (9) labor disputes; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, visit our web site: http://www.mittalsteel.com, or call:

Mittal Steel Company N.V.                        Mittal Steel Company N.V.
Thomas A. McCue, Director                        Nicola Davidson
Director, North American Investor Relations      General Manager, Communications
(and Treasurer Mittal Steel USA)
+1 219 399 5166                                  +44 20 7543 1162

Mittal Steel USA.
Blaise E. Derrico
Manager, Investor Relations
+1 330 659 7430




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



MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------
                                                                          As at
                                                               March 31,         December 31,
In millions of U.S. Dollars                                      2005                2004
                                                             (Unaudited)

ASSETS
Current Assets
   Cash and cash equivalents                                    $ 2,171            $ 2,495
   Restricted cash                                                  560                138
   Short-term investments                                             1                  1
   Trade accounts receivable - net                                2,085              2,006
   Inventories                                                    4,209              4,013
   Prepaid expenses and other                                       738                666
   Deferred tax assets                                              246                306
                                                              ------------------------------
   Total Current Assets                                          10,010              9,625
                                                             ------------------------------

Property, plant and equipment - net                               7,277              7,562
Investments in affiliates and joint ventures                        682                667
Deferred tax assets                                                 789                855
Intangible pension assets                                           104                106
Other assets                                                        311                338
                                                             ------------------------------
Total Assets                                                    $19,173            $19,153
                                                             ------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of long-term debt         $ 369              $ 341
   Trade accounts payable                                         1,743              1,899
   Dividend payable                                               1,375              1,650
   Accrued expenses and other current liabilities                 2,250              2,307
   Deferred tax liabilities                                          32                 33
                                                             ------------------------------
   Total Current Liabilities                                      5,769              6,230
                                                             ------------------------------

Long-term debt                                                    1,508              1,639
Deferred tax liabilities                                            928                955
Deferred employee benefits                                        1,936              1,931
Other long-term obligations                                         728                809
                                                             ------------------------------
Total Liabilities                                                10,869             11,564
                                                             ------------------------------

Minority Interest                                                 1,719              1,743
Shareholders' Equity
   Common shares                                                     59                 59
   Treasury stock                                                 (117)              (123)
   Additional paid-up capital                                       548                552
   Retained earnings                                              5,886              4,739
   Cumulative other comprehensive income                            209                619
                                                             ------------------------------
Total Shareholders' Equity                                       $6,585             $5,846
                                                             ------------------------------
Total Liabilities, Minority Interest and
  Shareholders' Equity                                          $19,173            $19,153
                                                             ------------------------------


---------------------------------------------------------------------------------------------




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



MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION AS PER U.S. GAAP

-------------------------------------------------------------------------------------------------- --
                                                                          For the First Quarter
                                                                                   Ended
                                                                                  March 31,
In millions of U.S.  Dollars,  except  shares,  per share                  2005           2004
and other data

                                                                        (Unaudited)    (Unaudited)

STATEMENT OF INCOME DATA
Sales                                                                       $6,424         $4,140
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                4,289          3,065
   Depreciation                                                                163            128
   Selling, general and administrative expenses                                253            148
                                                                     -----------------------------
                                                                             4,705          3,341
Operating income                                                             1,719            799
Operating margin                                                             26.8%          19.3%
Other income (expense) - net                                                     5             27
Income from equity method investments                                           15             11
Financing costs:
   Interest (expense)                                                         (58)           (55)
   Interest income                                                              25              7
   Net gain (loss) from foreign exchange                                        13           (11)
                                                                     -----------------------------
                                                                              (20)           (59)
Income before taxes                                                          1,719            778
Income tax expense:
   Current                                                                     290             48
   Deferred                                                                    107            113
                                                                     -----------------------------
                                                                               397            161
                                                                     -----------------------------
Net income before minority interest                                          1,322            617
Minority interest                                                            (175)           (78)
                                                                     -----------------------------
Net income                                                                  $1,147           $539
                                                                     -----------------------------
Basic and diluted earnings per common share                                  $1.78          $0.83
Weighted average common shares outstanding (in millions)                       643            646

OTHER DATA
Total shipments of steel products including inter-company
shipments (thousands of tons)                                               10,379         10,106

-----------------------------------------------------------------------------------------------------



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




MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------
                                                                         For the First Quarter
                                                                                 Ended
                                                                               March 31,

In millions of U.S. Dollars                                                 2005         2004
                                                                         (Unaudited)  (Unaudited)
Operating activities:
Net income                                                                 $1,147          $ 539
Adjustments  required to  reconcile  net income to net cash
provided from operations:
   Depreciation                                                               163            128
   Deferred employee benefit costs                                              4            (6)
   Net foreign exchange loss (gain)                                           (5)              3
   Deferred income tax                                                        107            113
   Undistributed earning from JV's                                           (10)           (36)
   Minority interest                                                          175             78
   Other                                                                       12            (6)
Changes in operating assets and liabilities, net of effects
from purchases of subsidiaries:
   Trade accounts receivable                                                (174)          (313)
   Inventories                                                              (315)           (51)
   Prepaid expenses and other assets                                         (87)           (80)
   Trade accounts payable                                                    (79)             20
   Accrued expenses and other liabilities                                      27             48
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     965            437
-------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                                (205)          (100)
   Proceeds from sale of property, plant and equipment                         -              19
   Proceeds from sale of assets and investments and investments in
   affiliates and joint ventures                                              (8)              8
   Acquisition of net assets of subsidiaries, net of cash acquired             -              58
   Restricted cash                                                          (445)          (177)
-------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                     (658)          (192)
-------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                             520            929
   Proceeds from long-term debt - net of debt issuance costs                   19            910
   Proceeds from long-term debt from an affiliate                               -             46
   Payments of payable to banks                                             (508)        (1,050)
   Payments of long-term debt                                               (116)          (771)
   Purchase of treasury stock                                                   -           (30)
   Sale of treasury stock for stock option exercise                             2              -
   Dividends                                                                (426)          (111)

-------------------------------------------------------------------------------------------------
Net cash (used) by financing activities                                     (509)           (77)
-------------------------------------------------------------------------------------------------
Net increase / (decrease) in cash and cash equivalents                      (202)            168
-------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     (122)             10
-------------------------------------------------------------------------------------------------
Cash and cash equivalent:
   At the beginning of the period                                           2,495            760
   At the end of the period                                                $2,171          $ 938
-------------------------------------------------------------------------------------------------


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